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13012748

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-066267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2012** (MM/DD/YY) AND ENDING **12/31/2012** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kovitz Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 S. LaSalle St. 27th Floor
(No. and Street)

Chicago	**IL**	**60603**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jonathan Shapiro **312-334-7324**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 2013
REGISTRATIONS BRANCH
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Mr. Jonathan Shapiro**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Kovitz Securities, LLC**, as of **December 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Principal

Title

Nancy J. Simenson

Notary Public

Feb. 20, 2013

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Members
Kovitz Securities, LLC
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Kovitz Securities, LLC (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kovitz Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 19, 2013

Kovitz Securities, LLC

Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	357,381
Receivable from clearing broker		39,567
Securities owned		99,958
Prepaid expense		27,428
Total assets	$	524,334
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	1,538
Members' Equity		522,796
Total liabilities and members' equity	$	524,334

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Kovitz Securities, LLC (the Company) was formed as a Delaware limited liability company in October 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and commenced operations in May 2004. The Company is a member of the Financial Industry Regulatory Authority. The Company provides brokerage services primarily in equity and fixed income securities for institutional and retail customers located throughout the United States, with all customer transactions with and for customers cleared on a fully disclosed basis through Pershing, LLC.

The Company is under common ownership with its affiliated Registered Investment Adviser, Kovitz Investment Group, LLC (the RIA). The RIA is registered with the SEC under the Investment Advisers Act of 1940. The Company primarily executes orders as directed by the RIA.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Revenue recognition: Commissions from securities transactions are recorded on trade date.

Fair value of financial instruments: Financial instruments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under the fair value hierarchy, the inputs to valuation techniques are prioritized into the following levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Securities owned consist of a U.S. Treasury bill that is on deposit with the Company's clearing broker and carried at fair value, with the resulting unrealized gains and losses reflected in revenue. The U.S. Treasury bill is valued using observable data such as bids and offers and classified within Level 1 of the fair value hierarchy.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain tax positions through December 31, 2012. The Company is generally not subject to U.S. federal, state or local income tax examinations for tax years before 2009.

Cash equivalents: Cash equivalents are short-term, highly liquid investments, with original maturities of 90 days or less at date of acquisition, that are not held for sale in the ordinary course of business.

Note 2. Related Parties

An affiliate related by common ownership performs certain administrative functions, including payment of common expenses, and other indirect expenses of the Company. Pursuant to a written agreement, the Company pays a management fee to this affiliate for its allocated portion of these services. The Company had no amounts due to this affiliate at December 31, 2012.

Note 3. Indemnifications

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 4. Financial Instruments with Off-Balance-Sheet Risk

Securities transactions of customers are introduced to, custodied, and cleared through the Company's clearing broker, Pershing, LLC. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Note 4. Financial Instruments with Off-Balance-Sheet Risk (Continued)

Amounts receivable from the clearing broker represent a concentration of credit risk and primarily relate to revenue receivable on securities transactions and deposits. The Company also maintains deposit accounts at a bank that at times exceed federally insured limits. The Company does not anticipate nonperformance by customers, its clearing broker, or its bank. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker and bank with which it conducts business.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2012, the Company had net capital and net capital requirements of $488,927 and $100,000, respectively. The Company's net capital ratio was 0.003 to 1. The net capital rule may effectively restrict member distributions.

Note 6. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.